Exhibit 99.1

Fuling Global to Hold Extraordinary General Meeting of Shareholders

WENLING, China, October 20, 2020 -- Fuling Global Inc. (Nasdaq: FORK) (“Fuling Global” or the “Company”), a manufacturer and distributor of mainly environmentally-friendly plastic and paper foodservice disposable products, today announced it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on November 20, 2020 at 10 a.m. (Beijing time) at Nanhai Meeting Room 6, Hilton Shenzhen Shekou Nanhai Hotel, No. 1177 Wanghai Road, Nanshan District, Shenzhen, Guangdong, 518067, China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated September 1, 2020, among the Company, Fuling ParentCo Inc., an exempted company with limited liability incorporated under the law of the Cayman Islands (“Parent”) and Fuling MergerCo Inc., an exempted company with limited liability incorporated under the law of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the Merger, Merger Sub will merge with and into the Company and cease to exist, with the Company being the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”). If consummated, the Merger would result in the Company becoming a privately held company and its ordinary shares, par value US $0.001 per share (each, a “Share” and collectively, the “Shares”), would no longer be listed or quoted on any stock exchange, including the NASDAQ Stock Market.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of the Board, composed solely of directors who are unaffiliated to the management of the Company, or to any person participating as a buyer or rollover shareholder in the Merger, authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, and recommends that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

Only registered holders of Shares of the Company, as of 5 p.m. Cayman Islands time on October 20, 2020 (the “Record Date”) or their proxy holders are entitled to attend and vote at this EGM or any adjournment thereof.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website www.sec.gov. In addition, the Company’s proxy materials (including the definitive proxy statement) will be mailed to shareholders.

SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed Merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Fuling Global Inc.

Fuling Global manufactures and distributes mainly environmentally-friendly disposable serviceware for the foodservice industry, with six precision manufacturing facilities in the U.S., Mexico, Indonesia and China. The Company’s plastic and paper serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic and paper products and are used by more than one hundred customers, including some of the world’s most notable quick-service restaurants and retailers, primarily in the U.S., China, Canada and European countries. More information about the Company can be found at: http://ir.fulingglobal.com/.

Safe Harbor Statement

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). These forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions and other factors that could cause actual results to differ materially from those contained in any such statements. Risks, uncertainties and assumptions include, but are not limited to the following: uncertainties as to the expected benefits and costs of the proposed Merger, the expected timing of the completion of the Merger, and the parties’ ability to complete the Merger considering the various closing conditions; how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For more information, please contact:

PondelWilkinson Inc.
Judy Lin Sfetcu / Roger Pondel
Email: jsfetcu@pondel.com
Phone: +1-310-279-5980